Report of Independent Registered
Public Accounting Firm
The Board of Directors of
Dreyfus Alcentra Global Credit 2024
Target Term Fund, Inc.:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Alcentra Global Credit
2024 Target Term Fund, Inc. complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of
January 31, 2018, with respect to
securities reflected in the investment
accounts of the Fund. Management is
responsible for the Fund's compliance
with those requirements. Our
responsibility is to express an opinion
on management's assertion about the
Fund's compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Fund's compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of January 31, 2018, and
with respect to agreement of security
purchases and sales, for the period
from October 31, 2017 (the date of the
Fund's last examination) through
January 31, 2018:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ, without prior notice to
management.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Fund's securities
per the books and records of the Fund
to those of the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Fund as of January 31,
2018, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Fund to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period January 1, 2017 to December 31,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.

In our opinion, management's assertion
that the Fund complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of January 31, 2018,
with respect to securities reflected in
the investment accounts of the Fund is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Directors of Dreyfus
Alcentra Global Credit 2024 Target Term
Fund, Inc., and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.

      /s/ KPMG LLP
New York, New York
August 29, 2018


August 29, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Dreyfus
Alcentra Global Credit 2024 Target Term
Fund, Inc. (the "Fund") is responsible
for complying with the requirements of
subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies" of the
Investment Company Act of 1940.  We are
also responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Fund's compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of January
31, 2018 and for the period from
October 31, 2017 (the date of the
Fund's last examination) through
January 31, 2018.

Based on the evaluation, we assert that
the Fund was in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of January 31, 2018, and
for the period from October 31, 2017
(the date of the Fund's last
examination), through January 31, 2018
with respect to securities reflected in
the investment accounts of the Fund.

Dreyfus Alcentra Global Credit 2024
Target Term Fund, Inc.

Jim Windels
Treasurer